Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.Name and Address of Company
Baytex Energy Corp. ("Baytex" or the "Company")
2800, 520 – 3rd Avenue SW
Calgary, Alberta T2P 0R3

2.Date of Material Change
December 19, 2025 and December 22, 2025.
3.News Release
On each of December 15, 2025, December 19, 2025 and December 22, 2025, news releases disclosing the material change summarized in this material change report were disseminated through the facilities of a recognized news wire service and would have been received by the securities commissions where Baytex is a "reporting issuer" and the stock exchanges on which the securities of Baytex are listed or quoted for trading in the normal course of their dissemination. The news releases were subsequently filed on Baytex's SEDAR+ and EDGAR issuer profiles at www.sedarplus.ca and www.sec.gov, respectively.
4.Summary of Material Change
On December 19, 2025, Baytex announced it closed the previously announced sale of its U.S. Eagle Ford assets to an undisclosed buyer for US$2.14 billion (approximately CDN$2.96 billion) in cash (the "Transaction"). With the closing of the Transaction, Baytex is now in a net cash position.
Baytex used a portion of the proceeds of the Transaction to repay its outstanding credit facilities, redeem its outstanding 8.500% Senior Notes due 2030 (the "2030 Notes") and complete an early tender of its cash tender offer (the "Tender Offer") for its US$575 million of outstanding 7.375% Senior Notes due 2032 (the "2032 Notes") on December 22, 2025.
Full Description of Material Change
5.1    Full Description of Material Change:
The Transaction
On December 19, 2025, Baytex announced it closed the Transaction. With the closing of the Transaction, Baytex is now in a net cash position.
Baytex expects to release its year-end 2025 operating and financial results on March 3, 2026. In connection with the release of Baytex's year-end 2025 operating and financial results, it is expected that results from Baytex's operated and non-operated Eagle Ford properties will be classified as discontinued operations for the current and comparative periods. Baytex expects to record a loss on disposition of approximately $250 to $350 million, which includes the reclassification of the cumulative foreign exchange gain from accumulated other comprehensive income to net income (loss) from discontinued operations. As a result of the disposition, Baytex also expects to record a deferred tax expense of approximately $140 million to derecognize deferred tax assets impacted by the disposition transaction structuring.
New Credit Facilities
Baytex has secured an updated $750 million covenant-based credit facility, with maturity extended from June 2029 to June 2030 and no annual or semi-annual reviews required, reflecting continued support from its lending syndicate.
Early Tender of 2032 Notes
As disclosed in the Company's news release issued on December 15, 2025 and as a result of completion of the Transaction, Baytex completed the early tender of its Tender Offer for its 2032 Notes on December 22, 2025. In connection with the Early Tender, US$480,717,000 principal amount of 2032 Notes were validly tendered and not withdrawn (the "Early Tender Notes"). All Early Tender Notes were purchased, retired and cancelled on December 22, 2025.
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The Tender Offer will remain open until 5:00 p.m., New York City time, on December 30, 2025, unless extended or earlier terminated as described in the Offer to Purchase (such date and time, as it may be extended or earlier terminated, the "Expiration Date"). The final settlement date (the "Final Settlement Date") is expected to be the first business day after the Expiration Date, which means that the Final Settlement Date is expected to be December 31, 2025, but that may change without notice.
Redemption of 2030 Senior Notes
On December 22, 2025, Baytex issued the Redemption for all US$759,440,000 outstanding principal amount of its outstanding 2030 Notes pursuant to the terms of the indenture governing the 2030 Notes.
5.2    Disclosure for Restructuring Transactions:
Not applicable.
5.Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
6.Omitted Information
Not applicable.
7.Executive Officer
For further information, please contact James Maclean, Chief Legal Officer and Corporate Secretary, by telephone at 587-952-3000.

8.Date of Report
December 22, 2025
Forward-Looking Information
This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively, "forward-looking statements"). Words such as "believe", "continue", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance are intended to identify forward-looking statements. The forward-looking statements contained in this material change report speak only as of the date hereof and are expressly qualified by this cautionary statement. The forward-looking statements in this announcement include, but are not limited to, statements regarding the Tender Offer and the terms thereof, including the anticipated timing of the Final Settlement Date; the anticipated timing of Baytex's year-end 2025 operating and financial results and the classification of its U.S. business; the expected loss on disposition; and the expected deferred tax expense which are based on current expectations. These forward-looking statements are based on certain key assumptions regarding, among other things, that Holders of the Notes will tender to the Offer to Purchase; and the results of the disposition.
By their nature, forward-looking statements are subject to important known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from those set forth in the forward-looking statements, including the risk that Holders do not tender to the Offer to Purchase; that the timelines and deadlines referenced herein and in the Offer to Purchase change; the risk that the net loss related to the Eagle Ford disposition differs from that set forth herein; and that the conditions to completion of the Offer to Purchase are not satisfied.
For additional information regarding these risks and uncertainties, and the assumptions underlying the forward-looking statements, please refer to the Offer to Purchase (including under the heading "Cautionary Statement Regarding Forward-Looking Statements"), our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2024 filed with the Canadian Securities Regulators and the U.S. Securities and Exchange Commission and in our other public filings. The forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
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